

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2010

William McGinnis, CEO
National Technical Systems, Inc.
24007 Ventura Boulevard, Suite 200
Calabasas, CA 91302

> **Re:** **National Technical Systems, Inc.**
> **Form 10-K for Fiscal Year Ended January 31, 2010**
> **Filed April 30, 2010**
> **File No. 000-16438**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 28, 2010**
> **File No. 000-16438**

Dear Mr. McGinnis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2010

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Segments

1.   We note that you now report as one segment as a result of the sale of your information technology services business. Tell us how you complied with the segment reporting

requirements of FASB ASC 280-10 and provide your analysis of how the reportable segment was determined. Discuss how the aggregation criteria were met. The Intangible Assets policy footnote on page 35 indicates you have seven reporting units for purposes of testing for goodwill impairment. FASB ASC 350-20 defines a reporting unit as either an operating segment as defined by FASB ASC 280-10-20 or one level below an operating segment. Your response should also address the disparity between the number of reporting units for segment reporting and for goodwill impairment tests.

Exhibits

2.   We note you incorporate by reference 10 amendments to your Revolving Credit Agreement with Comerica and First Bank, but did not incorporate by reference the original credit agreement dated November 21, 2001. Since each of these amended credit agreements refer to the original provisions of the original credit agreement, it appears that original credit agreement should be filed or incorporated by reference pursuant to Item 601(b)(10) of Regulation S-K. Also, we note that the original credit agreement filed with your Form 10-Q on December 13, 2001 omitted all of its attachments, schedules, and exhibits. In your next periodic filing, please file an executed copy of your original credit agreement with all of the attachments, as required by Item 601(b)(10).

3.   Similarly, we note that Exhibits 10.9, 10.11, and 10.16 omit an attachment and Exhibits 10.4, 10.15, 10.16, and 10.17 were not executed copies. In your next periodic filing, please file a completed and executed copy of these agreements including all omitted attachments.

Schedule 14A Filed May 28, 2010

Executive Compensation Plan Information, page 9

4.   We note your disclosure regarding your stock awards to your former chairman and directors. Please explain to us why you have not provided a footnote of all assumptions made in the valuation of your stock awards by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and Analysis, as required by Instruction 1 of Item 402(n)(2)(v) and the Instruction to Item 402(r)(2)(iii) of Regulation S-K.

5.   Please provide us supplementally the narrative disclosure required by Item 402(o)(1), (4), and (5) of Regulation S-K. Also, please confirm you will provide this disclosure in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes, the accounting examiner for this filing, at (202) 551-3774 or Tia Jenkins, Senior Assistant Chief Accountant, at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin S. Kim, the legal examiner for this filing, at (202) 551-3297 or me at (202) 551-3790 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Raffy Lorentzian, CFO
        Fax: (818) 591-0899